UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-303

The Kroger Co. Savings Plan for Bargaining Unit Associates

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. SAVINGS PLAN

FOR BARGAINING UNIT ASSOCIATES

Financial Statements

And

Supplemental Schedule

December 31, 2007 and 2006

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. Savings Plan for Bargaining Unit Associates:

We have audited the accompanying statements of net assets available for benefits – modified cash basis of The Kroger Co. Savings Plan for Bargaining Unit Associates as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits – modified cash basis for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 25, 2008

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Net Assets Available for Benefits - Modified Cash Basis

December 31, 2007 and 2006

	2007	2006

Cash	$59,073	$77,251
Investments, at fair value :
Common stocks	4,988,258	3,782,767
Mutual funds	35,725,432	29,821,939
Interest in master trust	26,168,634	23,097,575
Collective trusts	26,194,173	24,734,630
Participant loans	2,649,751	2,356,867
Retirment Date Funds	3,858,140	470,991

Total investments	99,584,388	84,264,769

Liabilities:
Administrative fees payable	46,202	0

Net assets available for benefits at fair value	99,597,259	84,342,020

Adjustment from fair value to contract value for interest in master trust relating to investment contracts	(330,226)	31,976

Net assets available for benefits	$99,267,033	$84,373,996

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis

Years Ended December 31, 2007 and 2006

	2007	2006
Additions:
Interest and dividends	$3,426,789	$2,218,976
Investment income - Participation in a master trust	271,343	239,745
Net appreciation in fair value of investments	5,032,247	5,965,309
Participant contributions	13,103,466	11,689,037

Total additions	21,833,845	20,113,067

Deductions:
Benefits paid to participants	6,795,709	6,255,670
Administrative expenses	145,099	70,255

Total deductions	6,940,808	6,325,925

Net increase	14,893,037	13,787,142

Net assets available for benefits:
Beginning of year	84,373,996	70,586,854

End of Year	$99,267,033	$84,373,996

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Notes to Financial Statements

1.                Description of Plan:

The following description of The Kroger Co. Savings Plan for Bargaining Unit Associates (Plan) provides only general information.  Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering certain employees of the Company who have attained age 21, are covered by a collective bargaining agreement, have been employed 30 days, and have completed 72 hours of service.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Subject to certain limits, participants may contribute up to 75% of annual compensation to the Plan.  Participants are also permitted to deposit into the Plan distributions from other qualified plans.  It is at the discretion of participants to modify and direct investments.  Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  No Company contributions are made to the Plan.

Participant Accounts

Each participant account is credited with the participant contribution, and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with a balance of less than $1,000 will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances between $1,000 and $5,000 shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.  Unclaimed benefits are forfeited and are applied to pay Plan expenses.  Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Participant Loans

The Plan permits participants to borrow from their vested account.  The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account.  Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest commensurate with local prevailing rates at the time the loan is made.  Principal and interest are paid through periodic payroll deductions.

2.                Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the modified cash basis of accounting, which is the equivalent of the accrual basis except that certain income receivable, contributions receivable, and other accruals are not recorded.  This is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America and is permitted under ERISA.

Master Trust

Certain investments of the Plan, along with some investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004 (the Master Trust), between Merrill Lynch Trust Company, the trustee, and the Company.

Investment valuation and income recognition

Investments in common stocks, mutual funds, collective trusts, and investment contracts are valued at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.  Gains or losses on sales of securities are based on average cost.  Interest income and dividend income are recorded on the date received by the Plan.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP94-4-1, Reporting of Fully Benefit –Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through The Kroger Defined Contribution Plan Master Trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The presentation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan including the trustee and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company.

3.                Investments:

The Plan provides for participant directed investment into common stock of The Kroger Co., mutual funds, collective trusts, stable value funds, and certain retirement date funds.  Investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006 are as follows:

	2007	2006
The Kroger Co. Common Stock Fund	$4,988,258	**
Merrill Lynch Equity Index Trust XIII	$9,983,047	$9,189,056
Interest in Master Trust*	$26,168,634	$23,097,575
Merrill Lynch International Index CT TR 5	$4,990,454	$4,259,906
Blackrock Fundamental Growth I	$20,373,139	$17,240,074
Blackrock Basic Value Fund I	$5,258,732	$5,090,245

(*at fair value)

(**value is less than 5%)

During the years ended December 31, 2007 and 2006, Plan investments (including investments bought, sold and held during the year) appreciated by $5,032,247 and $5,965,309, respectively, as follows:

	2007	2006
The Kroger Co. Common Stock	$558,962	$635,883
Collective trusts	1,369,540	3,699,069
Mutual funds	3,055,021	1,628,894
Retirement Date funds	48,724	1,463

	$5,032,247	$5,965,309

4.                Investment Contracts:

The Master Trust holds fourteen synthetic investment contracts which are managed by investment fund managers.  The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All plans have an undivided interest in each investment contract.  The investment contracts are fully benefit responsive.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan.  Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Plan’s interest in investment contracts:

	2007	2006

Contract value	$25,838,408	$23,129,551
Fair value	$26,168,634	$23,097,575
Crediting interest rate range	4.3% to 13.6%	3.9% to 13.5%
Current crediting rate	5.32%	5.14%
Average Yield	5.12%	4.99%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment.  Certain of the crediting rates are adjusted quarterly.  The minimum crediting interest rate for these investments is zero.

In 2007 and 2006, the fair value of fixed income investments is calculated using the actual market values of the underlying securities, based on pricing from a third party.

The following is financial information with respect to the Master Trust:

December 31, 2007 and 2006 investment holdings (at fair value):

	2007	2006

Cash and equivalents	$120,567,062	$147,401,673
Fixed maturity synthetic guaranteed investment contracts	234,094,822	334,028,746
Constant duration synthetic guaranteed investment contracts	660,607,490	496,571,107

	$1,015,269,374	$978,001,526

Net investment income of the Master Trust for the years ended December 31, 2007 and December 31, 2006 was $7,261,914 and  $6,836,901 respectively.

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was 2.58% and 2.36%, respectively.

5.               Income Tax Status:

The Plan obtained its latest determination letter on December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving this letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, including changes related to recent tax law changes included in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.               Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

7.                Related-party and Party-in-interest Transactions:

The Plan held, at fair value, $4,988,258 and $3,782,767 of The Kroger Co. common shares at December 31, 2007 and 2006, respectively.

The Plan purchased 69,377 and 51,191 shares of The Kroger Co. common shares at a cost of $1,916,087 and $1,095,836 in 2007 and 2006, respectively.

The Plan sold 45,265 and 37,164 shares of The Kroger Co. common shares for $1,231,920 and $779,833 with a realized gain of  $190,969 in 2007 and a realized gain of $74,782 in 2006.

Merrill Lynch Trust Company, FSB and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Merrill Lynch Trust Company, FSB and Merrill Lynch qualify as party-in-interest transactions.

8.                Recent Accounting Pronouncements:

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements of the Plan.

9.  Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial     statements to the Form 5500:

	2006	2007
Net assets available for plan benefits per the financial statements	$84,373,996	$99,267,034

Adjustment from contract value to fair value for investment in Master Trust	(31,976)	0

Net assets available for plan benefits per the Form 5500	$84,342,020	$99,267,034

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

EIN: 31-0345740      Plan Number:  005

Schedule of Assets (Held at End of Year)

December 31, 2007

				(e)
	(b),(c)	(d)		Current
(a)	Investment description	Cost		value

	Interest in Master Trust		**	$25,838,408

*	The Kroger Co. common stock		**	4,988,258

	Collective trusts:
*	Merrill Lynch Mid Cap S&P 400 Index Trust		**	1,790,157
*	Merrill Lynch Mid Cap S&P 400 Index Trust		**	626,759
*	Merrill Lynch Equity Index Trust XIII		**	9,983,047
*	Merrill Lynch Equity Index Trust XIII GM		**	3,729,467
*	Merrill Lynch Small Cap Index CT Tier VII		**	3,502,682
*	Merrill Lynch Small Cap Index CT Tier VII GM		**	311,518
*	Merrill Lynch International Index CT		**	4,990,454
*	Merrill Lynch International Index CT TR 5 GM		**	1,260,089
				26,194,173

	Mutual funds:
	Dodge & Cox International St		**	1,496,536
	Laudus Rosenberg U.S.		**	1,232,439
	Van Kampen Emerging Markets Fund		**	4,512,556
	Van Kampen Emerging Markets Fund GM		**	395,751
*	Blackrock Fundamental Growth		**	20,373,139
*	Blackrock Global Allocation Fund		**	2,455,878
*	Blackrock Basic Value Fund		**	5,258,732
*	Temporary Investment Fund		**	401
				35,725,432

*	Participant loans, 5.5% to 11.0%, 1-6 year maturities	—		2,649,751

	Other:
*	Retirement Date Funds		**	3,858,140

				$99,254,162

*                            Indicates party-in-interest to the Plan.

**                     Cost of assets is not required to be disclosed as investment is participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2008

THE KROGER CO. SAVINGS PLAN FOR
BARGAINING UNIT ASSOCIATES

By:	/s/ Paul Heldman
Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm